                                                                  Exhibit 4.63

                                                                  EXECUTION COPY

                  PENSION AND EMPLOYEE BENEFIT PLANS AGREEMENT

                  THIS AGREEMENT is made as of the 14th day of February, 2003.

BETWEEN:

                  GLOBAL COMMUNICATIONS LIMITED, a corporation governed by the laws of Manitoba, (the "Vendor")

                                     - and -

                  CANWEST GLOBAL COMMUNICATIONS CORP., a corporation governed by the laws of Canada, ("CanWest")

                                     - and -

                  OSPREY MEDIA HOLDINGS INC., a corporation governed by the laws of Ontario, (the "Purchaser")

RECITALS:

A. The Parties entered into a Share Purchase Agreement dated January 24, 2003 (the "Share Purchase Agreement") whereby the Purchaser agreed to acquire the Purchased Shares;

B. Section 7.9 of the Share Purchase Agreement contemplates that the Parties will enter into a Pension and Employee Benefit Plans Agreement;

THEREFORE, the Parties agree as follows:

                                   ARTICLE 1
                  DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1      DEFINITIONS

Whenever used in the Agreement, unless inconsistent with the subject matter or content thereof, the following words and terms shall have the meaning set out below:

         (a) "AGREEMENT" means this Pension and Employee Benefits Plans Agreement including all schedules hereto and all instruments supplementing or amending or confirming the Agreement;

         (b) "CANWEST SOUTHAM PLAN" means the CanWest Southam Publications Inc. Retirement Plan, Registration No. 1077049;

         (c) "CANWEST THOMSON PLAN" means the CanWest Pension Plan for Former Thomson Newspapers, Registration No. 1077056;
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                                      - 2 -

         (d)      "FINAL TRANSFER AMOUNT" shall have the meaning given in
                  Section 2.7;

         (e) "MEMBER" Means, in relation to a Vendor's Retained Pension Plan, any Employee who was a member of that Vendor's Retained Pension Plan as at the Closing Time;

         (f) "MEMBER LIABILITIES" means, in relation to any Vendor's Retained Pension Plan, the greater of the going concern liabilities and solvency liabilities for the benefits accrued by the Members under "defined benefit" provisions of that Vendor's Retained Pension Plan (which, for greater certainty, shall exclude any money purchase plan accruals), calculated as of the Closing Date using the actuarial methods and assumptions set out in Schedule "A" hereto;

         (g) "PLAN ASSETS" means the market value of the assets of the applicable Vendor's Retained Pension Plan held in the Vendor's Pension Fund, net of all expenses and transaction costs and fees.

         (h)      "PURCHASER'S BENEFIT PLANS" has the meaning set forth in
                  Section 3.1;

         (i) "PURCHASER'S PENSION PLAN" has the meaning set forth in Subsection 2.1(a);

         (j)      "REGULATORY AMOUNT" has the meaning set forth in Section 2.5;

         (k) "TOTAL PLAN LIABILITIES" means, in relation to any Vendor's Retained Pension Plan, the greater of the going concern liabilities and solvency liabilities in respect of the benefits of all members and former members of the Vendor's Retained Pension Plan (including retirees, deferred vested members and any other persons entitled to a benefits from the plan, but excluding any money purchase accruals) calculated as of the Closing Date using the actuarial methods and assumptions set out in Schedule "A" hereto;

         (l) "TRANSFER DATE" means the date the assets from that Vendor's Retained Pension Plan are actually transferred from the Vendor's Pension Fund of the applicable Vendor's Retained Pension Plan to the funding medium of the Purchaser's Pension Plan;

         (m) "TRANSFER AMOUNT" means, in relation to each Vendor's Retained Pension Plan, the amount of assets of the applicable Vendor's Pension Fund to be transferred to the funding medium of the Purchaser's Pension Plan, determined as at the Closing Date and calculated as follows: calculate the fraction of Member Liabilities to Total Plan Liabilities, and multiply that fraction by the Plan Assets;

         (n) "VENDOR'S BENEFIT PLANS" means the Insurance Plans listed or described in Schedule 4.26 to the Share Purchase Agreement (for greater certainty, excluding the Vendor's Retained Pension Plans and any Compensation Plans maintained by the Companies) and "VENDOR'S BENEFIT PLAN" means any one of such plans;
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                                      - 3 -

         (o) "VENDOR'S PENSION FUND" means, in relation to each Vendor's Retained Pension Plan, the fund under which the assets for the defined benefit provisions of that Vendor's Retained Pension Plan are held;

         (p) "VENDOR'S RETAINED PENSION PLANS" means the CanWest Southam Plan and/or the CanWest Thomson Plan and "Vendor's Retained Pension Plan" means any one of such plans.

Capitalized terms used in the Agreement and not defined above shall have the meaning given to such terms in the Share Purchase Agreement.

1.2      APPLICATION OF SHARE PURCHASE AGREEMENT

Articles 1, 10 and 11 of the Share Purchase Agreement shall apply to this Agreement mutatis mutandis.

                                   ARTICLE 2
                            PENSION PLAN ARRANGEMENTS

2.1      ESTABLISHMENT OF PURCHASER'S PENSION PLANS

         (a) The Purchaser shall, effective as of and from the Closing Time, establish or designate a registered pension plan or plans to provide pension benefits to Employees from and after the Closing Date (the "Purchaser's Pension Plan(s)") and shall forthwith notify the Vendor of the registration or designation of any such plan.

         (b) Effective as of the Closing Time, each Member of a Vendor's Retained Pension Plan shall cease to actively participate in and accrue benefits under that Vendor's Retained Pension Plan and shall commence participation in and accrue benefits under the applicable Purchaser's Pension Plan.

         (c) Each Purchaser's Pension Plan shall provide benefits that comply with each Company's obligations under each Collective Agreement that apply in respect of applicable Employees and shall for a period of at least two years after the Closing Date, in respect of Employees' service from and after the Closing Time, have benefit provisions which are substantially similar in all material respects to the benefit provisions of the applicable Vendor's Retained Pension Plan in effect as at the Closing Date.

         (d) The Purchaser shall enrol each Member in the Purchaser's Pension Plan effective as at the Closing Time. The Purchaser's Pension Plan shall recognize each Member's period of service prior to the Closing Time (as recognized under the applicable Vendor's Retained Pension Plan) for the purposes of vesting of and eligibility for benefits under the Purchaser's Pension Plan.

         (e) All benefits accrued by a Member under a Vendor's Retained Pension Plan up to the Closing Time shall be transferred from that Vendor's Retained Pension Plan to a Purchaser's Pension Plan, subject to and upon the completion of, the transfer of assets from the Vendor's Pension Fund to the funding medium for the Purchaser's Pension Plan as contemplated by Section 2.8 and Section 2.9.

         (f) Upon the completion of the transfer of assets from a Vendor's Pension Fund to the funding medium of the applicable Purchaser's Pension Plan: (i) the Purchaser's Pension Plan shall, for each Member, recognize such Member's period of service (as recognized under the Vendor's Retained Pension
                  Plan) for all purposes relating to the determination of such Member's benefits under the Purchaser's Pension Plan; and (ii) in respect of benefits accrued by Members under the Vendor's Retained Pension Plan up to the Closing Date, the Purchaser's Pension Plan shall provide benefits that are, in each instance, identical to or better than those provided by the Vendor's Retained Pension Plan in respect of such service.

2.2      DETERMINATION OF MEMBER LIABILITIES

         As soon as practicable after the Closing Date, the Vendor shall update the pension records of each Member in relation to a Vendor's Retained Pension Plan up to the Closing Date, and shall provide to the Vendor's actuary such data, records and other information as is necessary to enable the Vendor's actuary to determine the amount of the Member Liabilities separately for each Vendor's Retained Pension Plan. As soon as practicable after such information has been provided to the Vendor's actuary, the Vendor shall instruct the Vendor's actuary to determine the amount of the Member Liabilities and the Total Plan Liabilities for each Vendor's Retained Pension Plan. The Vendor shall make the details of these calculations and their results available to the Purchaser and its actuary for their review and confirmation, and shall furnish to them such data and other information as may be required or requested to permit a review, recalculation and confirmation of the Member Liabilities and Total Plan Liabilities by the Purchaser and its actuary. The Purchaser shall within thirty (30) days of receiving such information and data (or such later date as the Parties may agree to) notify the Vendor as to its agreement or disagreement with the Vendor's calculation of the Member Liabilities and Total Plan Liabilities.

2.3      DISPUTES REGARDING CALCULATIONS

         If the Purchaser and the Vendor cannot reach agreement with respect to calculations under Section 2.2 or Section 2.7 hereof, any such disputes shall be resolved in accordance with Section 5.1, using the methods and assumptions set out in Schedule "A".

2.4      GOVERNMENTAL APPROVALS

         (a) As soon as practicable, but in any event within thirty (30) days after final agreement is reached between the Vendor and the Purchaser with respect to the amount of the Member Liabilities and Total Plan Liabilities in relation to a Vendor's Retained Pension Plan, the Vendor shall instruct the Vendor's actuary to calculate the Transfer Amount and shall make application to the applicable

                  Governmental Authorities for approval of the transfer of assets equal to the Transfer Amount from the applicable Vendor's Retained Pension Plan to the applicable Purchaser's Pension Plan.

         (b) Written confirmation of any and all approvals of applicable Governmental Authorities shall be forwarded by the Vendor to the Purchaser within five (5) Business Days of receipt of such approvals.

2.5      REGULATORY OBJECTION

         If any Governmental Authority refuses to permit a transfer of assets from a Vendor's Pension Fund to the funding medium of the Purchaser's Pension Plan in an amount equal to the Transfer Amount, the transfer shall be made from the applicable Vendor's Pension Fund in the amount that such Governmental Authority advises would be acceptable to it. The asset transfer amount approved by the Governmental Authority, whether equal to the Transfer Amount or some other amount, shall be referred to as the "Regulatory Amount".

2.6      PAYMENTS

         From the Closing Date to the Transfer Date, the Vendor shall cause the funding agent for the Vendor's Retained Pension Plan to accept and record, as required, all benefit payments relating to Members under that Vendor's Retained Pension Plan and shall remain responsible for all benefit calculations, communications and the completion of all forms and reports under that Vendor's Retained Pension Plan relating to the Members. All benefit payments payable between the Closing Date and the Transfer Date to Members under the terms of that Vendor's Retained Pension Plan shall be payable out of the applicable Vendors' Pension Fund.

2.7      CALCULATION OF FINAL TRANSFER AMOUNT

         Within thirty (30) days of receipt of all required approvals from the Governmental Authorities in relation to a Vendor's Retained Pension Plan, the Vendor shall calculate the Final Transfer Amount and shall advise the Purchaser of such Final Transfer Amount For purposes of this Agreement, the term "Final Transfer Amount" shall mean, in relation to each Vendor's Retained Pension Plan, the Regulatory Amount adjusted for
         (i) investment returns (positive or negative) on the Regulatory Amount from the Closing Date to the Transfer Date, (ii) any data corrections identified subsequent to the determination of the Member Liabilities,
         (iii) any benefit payments paid pursuant to Section 2.6, and (iv) a proportionate share of all fees and expenses in respect of ongoing administration charged to the Vendor's Pension Fund between the Closing Date and the Transfer Date.

         The Vendor shall make the details of these calculations and their results available to the Purchaser and its actuary for their review and confirmation, and shall furnish to them such other information and data as may reasonably be required or requested to permit a review, recalculation and confirmation of the Final Transfer Amount by the Purchaser and its actuary. The Purchaser shall notify the Vendors within thirty (30) days of receiving such information and data as to its agreement or disagreement with the Vendor's calculation of the Final Transfer Amount.

2.8      TRANSFER OF TRANSFER AMOUNTS

         Within thirty (30) days of the Vendor and the Purchaser reaching agreement on a Final Transfer Amount, the Vendor shall cause an amount of cash (or cash equivalents) equal to the Final Transfer Amount, to be transferred from the applicable Vendor's Pension Fund to the funding medium of the Purchaser's Pension Plan.

2.9      DEFINED CONTRIBUTION ACCOUNT BALANCES

         As soon as practicable after the Closing Date, the Vendor shall cause the funding agent or recordkeeper of each Vendor's Retained Pension Plan to report the value of any money purchase assets held under the Vendor's Retained Pension Plan which relate to Members (the "Aggregate DC Account Balance") under that Vendor's Retained Pension Plan as at the Closing Date and shall provide a copy of such report to the Purchaser.

         As soon as practicable, but in any event within thirty (30) days after the Vendor provides to the Purchaser the Aggregate DC Account Balance for the applicable Vendor's Retained Pension Plan, the Vendor shall seek any required approvals from the applicable Governmental Authorities to a transfer from the applicable Vendor's Retained Pension Plan to the applicable Purchaser's Pension Plan by a cash payment (or a transfer of assets in kind acceptable to the Purchaser, or a combination thereof) in an amount equal to that Aggregate DC Account Balance adjusted to the Transfer Date in accordance with Section 2.7.

         Forthwith upon receipt of all required approvals from the Governmental Authorities, the Vendor shall cause the funding agent of each applicable Vendor's Retained Pension Plan to transfer to the funding agent of the applicable Purchaser's Pension Plan an amount of cash or assets in kind acceptable to the Purchaser, or a combination thereof, equal to the applicable Aggregate DC Account Balance as approved by the Governmental Authorities, adjusted in accordance with Section 2.7 from the Valuation Date to the Transfer Date.

2.10     CO-OPERATION REGARDING PENSION RECORDS

         For purposes of Section 2.2 and Section 2.7, if requested to do so, the Purchaser shall cause the Companies to provide the Vendor, or the Vendors' actuary, as the case may be, with copies of all records, data and documentation relating to the Vendor's Retained Pension Plans in the possession of the Companies or their agents. The Purchaser shall cause the Companies to direct each Employee who is employed by the Companies who has information regarding the administration of the Vendor's Retained Pension Plans to assist in updating the pension records relating to service prior to the Closing Date if requested to do so by the Vendor or the Vendors' actuary. To facilitate the proper administration of benefit payments between the Closing Date and the Transfer Date from the Vendor's Retained Pension Plans and the Purchaser's Pension Plan in respect of Members, at the request of the Purchaser, the Vendor shall provide to the Purchaser copies of all records, data and documentation necessary to calculate and administer such benefit payments and at the request of the Vendor, the Purchaser shall provide to the Vendor copies of all records, data and documentation necessary to calculate and administer such benefit payments.

2.11     RESPONSIBILITY FOR PENSION FUNDING DEFICITS

         Notwithstanding anything to the contrary in this Agreement or in the Share Purchase Agreement, from and after the Closing the Vendor shall have no liabilities or obligations for any unfunded liabilities or solvency deficiencies under any Pension Plan in respect of Employees, which shall be the sole responsibility of the Companies and the Purchaser.

                                   ARTICLE 3
                      NON-PENSION BENEFIT PLAN ARRANGEMENTS

3.1      ESTABLISHMENT OF NEW BENEFIT PLANS

Effective as of the Closing Date, the Purchaser shall establish or otherwise provide non-pension benefit plans (the "Purchaser's Benefit Plans") to cover the Employees for service with the Companies on and after the Closing Date. The Purchaser's Benefit Plans shall provide benefits which are substantially similar to those provided to the Employees (and their eligible spouses, beneficiaries and dependants) under the terms of the Vendor's Benefit Plans in effect as at the Closing Date.

3.2      EMPLOYEES CEASE TO PARTICIPATE IN VENDOR'S BENEFIT PLANS

Each Employee shall cease to participate in and accrue benefits under the Vendors' Benefit Plans and shall commence participation in the Purchaser's Benefit Plans on and after the Closing Date and where service with the Purchaser is a relevant criterion, the Purchaser agrees to recognize the service of each Employee with the applicable Company and its predecessors for the purposes of eligibility to join, vesting under and eligibility for entitlement to benefits under the terms of the Purchaser's Benefit Plans. Each Employee who does not participate in the Vendor's Benefit Plans immediately prior to the Closing Date shall be eligible to participate in the Purchaser's Benefit Plans in accordance with the terms thereof.

3.3      LIABILITY FOR BENEFIT CLAIMS INCURRED PRIOR TO THE CLOSING DATE

The Vendor's Benefit Plans shall retain responsibility for and satisfy obligations with respect to benefit claims incurred under the Vendor's Benefit Plans, or under the insurance policies through which the benefits under the Vendor's Benefit Plans are provided to Employees prior to the Closing Date, subject to and in accordance with the terms of the applicable Vendor's Benefit Plans and related insurance policies, provided that such claims are filed within ninety (90) days following the Closing Date. For the purposes of this Section
3.3 and Section 3.4, a claim shall be deemed to have been incurred:

         (a) with respect to all death or dismemberment claims, on the actual date of death or dismemberment;

         (b) with respect to all long-term disability claims, on the first date of absence from work related to such claim;

         (c) with respect to all short-term disability or other income replacement claims (other than long-term disability), on each day on which benefits are payable; and

         (d) with respect to all health care, vision and dental claims, on the date the service or supply was purchased or received by the Employee or his or her eligible spouse or dependant.

The Purchaser shall cause each Company to notify its Employees that all claims for expenses which qualify for coverage under the terms of the Vendor's Benefit Plans and which were incurred prior to the Closing Date must be submitted within ninety (90) days after the Closing Date.

3.4      LIABILITY FOR BENEFIT CLAIMS INCURRED AFTER THE CLOSING DATE

The Purchaser shall be responsible under the Purchaser's Benefit Plans for any and all claims incurred by Employees on and after the Closing Date.

3.5      LIABILITIES UNDER VENDOR'S BENEFIT PLANS

Notwithstanding anything to the contrary in this Agreement or in the Share Purchase Agreement, from and after the Closing the Vendor shall have no liabilities or obligations in respect of post-retirement benefits for Employees, whether under the Vendor's Benefit Plans or otherwise, which shall be the sole responsibility of the Companies and the Purchaser. Subject to the foregoing, the Vendor shall be responsible for all liabilities and obligations of the Companies under the Vendor's Benefit Plans and the Companies shall have no further obligations or liabilities under the terms of the Vendor's Benefit Plans (other than in respect of benefits coverage provided to Employees prior to the Closing
Date).

                                    ARTICLE 4
                                   UNION PLANS

4.1      COMPANY OBLIGATIONS IN RESPECT OF UNION PLANS

For greater certainty, the provisions of Article 3 shall not apply to Union Plans, and the Companies shall continue to be responsible for complying with all obligations to Union Plans and all liabilities in respect of Union Plans in accordance with the terms of the applicable Collective Agreement.

                                    ARTICLE 5
                                     GENERAL

5.1      DISPUTES

In the event that the Vendor and the Purchaser are unable to agree on any amount to be calculated or determined in connection with the Agreement, each of the Parties shall, use their reasonable efforts to resolve any disagreement under dispute, but if the Parties are unable to resolve their disagreement within thirty (30) days, or such other period as may be agreed to by the Parties, then the determination of the matter shall forthwith be referred to arbitration in accordance with the Arbitration Procedures, except that the arbitrator shall be a recognized expert in pension matters or a qualified actuary.

                             SIGNATURE PAGE FOLLOWS
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                                      - 10 -

         IN WITNESS OF WHICH the Parties have duly executed this Pension and Employee Benefits Plans Agreement.

                                             GLOBAL COMMUNICATIONS LIMITED

                                             By: /s/ RICHARD LEIPSIC
                                                 _______________________________
                                                 Name: Richard Leipsic
                                                 Title: Director

                                             CANWEST GLOBAL
                                             COMMUNICATIONS CORP.

                                             By: /S/ RICHARD LEIPSIC
                                                 _______________________________
                                                 Name: Richard Leipsic
                                                 Title: Vice-President and
                                                 General Counsel

                                             OSPREY MEDIA HOLDINGS INC.

                                             By: /S/ MICHAEL G. SIFTON
                                                 _______________________________
                                                 Name: Michael G. Sifton
                                                 Title: President and Chief
                                                 Executive Officer

                                                                  EXECUTION COPY

                                  SCHEDULE "A"

                        ACTUARIAL METHODS AND ASSUMPTIONS

GOING-CONCERN BASIS:

                                                  CWSRP                CWTHP
                                                ---------            ---------
ACTUARIAL COST METHOD:                         Unit Credit         Unit Credit

ECONOMIC ASSUMPTIONS:

         Interest Rate:                        7.25% p.a.          7.25% p.a.

         Expenses:                             Nil                 Nil

         Salary Increase Rate:                 4.25% p.a.          Nil

         YMPE Increase Rate:                   3.75% p.a.          Nil

         CCRA Limit (beg. 2005):               3.75% p.a.          Nil

DEMOGRAPHIC ASSUMPTIONS:

         Mortality Table:                      UP-94 proj AA       GAM-83

         Retirement Age/Rates:                 55-57   5%          64
                                               58-59  10%
                                               60-61  15%
                                               62-64  25%
                                               65    100%

        Termination Rates:                     Ontario Medium      Ontario Medium
                                               to age 45           to age 45

        Disability Rates:                      Nil                 Nil

CWSRP:   CanWest Southam Publications Inc Retirement Plan

CWTHP:   CanWest Pension Plan for Former Thomson Employees

SOLVENCY BASIS (FOR EACH PLAN):

As required by the Pension Benefits Act and Regulations of Ontario and/or other applicable legislation and as established by the Canadian Institute of Actuaries in its:

         (a) Valuation Technique Paper on Wind-up and Solvency Valuations of Registered Pension Plans issued effective December 1, 1999, and

         (b) Memorandum on Guidance for Year 2000 Solvency Valuation Assumptions dated March 22, 2000.

For greater certainty, the following actuarial assumptions are to be used:

         Interest Rate:

                  Members under age 55 (Transfer Basis):
                           CIA rate* in effect at Closing Date: X% for first 15 years and 6% thereafter

                  Members age 55 and over (Annuity Purchase Basis):
                           Average single premium per certificate less than
                                    $75,000: Level rate to the CANSIM Series
                                    B14013 rate (or other equivalent weekly
                                    series rate) at the date nearest to Closing
                                    Date
                           Average single premium per certificate greater than
                                    or equal to $75,000: Above rate plus
                                    .25% p.a.

                  * Rate specified by CIA Transfer Value Recommendations as applicable to month of Closing Date (without time lag).

         Mortality Table: 1983 GAM

         Expenses:         $10,000 plus $200 per Transferring Employee